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                                                                      Exhibit 19

                            LETTER TO SHAREHOLDERS
                                APRIL 16, 1998

Butler
Manufacturing
Company
FIRST
QUARTER
REPORT 1998
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THREE MONTHS ENDED
MARCH 31, 1998
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO  64108

To Our Shareholders:

For the first quarter of 1998 Butler's sales of $194 million were up 3% from a year ago. Net earnings of $1.2 million, or $.15 per share, were down from the $1.9 million, or $.25 per share earned in the first quarter last year. First quarter 1997 results included sales of about $6.6 million and net earnings of $.5 million ($.05 per share) from the Grain Systems division which was sold in June 1997.

In Butler's Building Systems group, the U.S. metal buildings business had lower sales and earnings than a year ago. Extremely wet conditions on construction job sites in most regions of the country significantly slowed the process of project completions, causing Butler Builders to delay shipments until their work in process was back on schedule. U.S. building orders were extremely strong in March, indicating that most of this seasonal interruption is rapidly being resolved. The Lester wood frame buildings division also had a lower quarter. Their results were affected not only by weather conditions but also by weaker demand for livestock confinement buildings because of severely depressed hog prices. Butler Real Estate continued to contribute significant earnings in the first quarter.

Our three international subsidiaries had a somewhat larger loss in the aggregate, in the first quarter of 1998, than in the same period last year. Europe performed acceptably against their sales and operating expectations, but continued to suffer margin erosion resulting from the strength of the British pound. The Hungarian plant is making excellent progress in producing Butler structural frames, and the benefits of our new fabrication sourcing plans will become increasingly apparent as the year progresses. Brazil had a larger quarterly loss than anticipated. Major projects are not providing a consistent plant loading to absorb manufacturing overhead. Actions are being taken to expand marketing efforts and to reduce material and production costs. China achieved first quarter results that were much better than last year and ahead of their 1998 plan. Increased marketing attention in China is being directed towards local Chinese enterprises as a consequence of the reduced current level of foreign investment.

Butler Construction incurred an operating loss in the first quarter on lower contract billings. They experienced temporary delays in the start-up of several projects but have increased order rates and proposal activity substantially in recent weeks.

The Vistawall group achieved a very solid first quarter with increases in both sales and earnings. Shipments of engineered products and storefronts were particularly strong.
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Butler's balance sheet reflects a recently completed $35 million private placement of senior unsecured notes. The notes have a fifteen year maturity with a fixed interest rate of 6.57%. We believe this financing, on very favorable terms, will help continue to assure the liquidity and flexibility to make investments in attractive opportunities for the future growth of your company.

Despite the slower start in 1998, prospects for Butler for the entire year remain quite encouraging. Every indicator that we interpret suggests continuing strength in the U.S. non-residential construction market. We also expect to achieve solid progress in the financial results of our international buildings businesses. At the end of the quarter, total backlog of $309 million was up 17% from comparable backlog (excluding Grain Systems) a year ago. The mix of backlog showed product up 24% and construction 4% lower.

We expect that operating earnings for all of 1998 will show substantial improvement over 1997.

Cordially yours,



/s/ Robert H. West
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Robert H. West
Chairman and Chief Executive Officer

April 16, 1998
Butler Manufacturing Company